UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Fortress Private Lending Fund

(Name of Subject Company (Issuer))

Fortress Private Lending Fund

(Name of Filing Person(s) (Issuer))

Class I Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

34966T107

(CUSIP Number of Class of Securities)

David Brooks
Chief Legal Officer
Fortress Private Lending Fund
1345 Avenue of the Americas
New York, NY 10105

212-497-2976

(Name, Address and Telephone No. of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

Nicole M. Runyan, P.C.

Kim E. Kaufman

Tamar Donikyan

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

July 23, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐ Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2. Subject Company Information.

(a)

The name of the issuer is Fortress Private Lending Fund (the “Company”). The Company is a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for U.S. federal income tax purposes, the Company intends to elect to be treated, and expects to qualify annually, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. The Company is organized as a Delaware statutory trust. The principal executive office of the Company is located at 1345 Avenue of the Americas, New York, NY 10105 and the telephone number is (212) 497-2976.

(b)

The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are Class I common shares of beneficial interest, par value $0.01 per share (the “Shares”), or portions thereof. As of the close of business on June 30, 2026, there were 44,282,216 Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 5.0% of the Company’s outstanding Shares that are validly tendered by holders of the Shares (the “Shareholders”) and not validly withdrawn as described in the Offer to Purchase. The Shares subject to the Offer represent approximately 5.0% of the Shares outstanding as of June 30, 2026.

(c)	Shares are not traded in any market.

Item 3. Identity and Background of Filing Person.

(a)

The Company is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. FPLF Management LLC (the “Adviser”) serves as the investment adviser for the Company. The Adviser is located at 1345 Avenue of the Americas, New York, NY 10105 and its telephone number is (212) 497-2976. The members of the Company’s board of trustees (the “Board”) are Aaron Blanchette, Brian Stewart, Lucy Munro, Michael Dillard, David Brenner, Anne Motsenbocker and Amit Patel (the “Trustees”). The Company’s Co-Chief Executive Officers are Aaron Blanchette and Brian Stewart, the Company’s Chief Legal Officer is David Brooks, the Company’s Chief Financial Officer is Avraham Dreyfuss, the Company’s Chief Operating Officer is Lucy Munro and the Company’s Chief Compliance Officer is Peter Simons. The Trustees and the executive officers of the Company may be reached at the Company’s business address and phone number set forth in Item 2(a) above.

(b) - (c)	Not applicable.

Item 4. Terms of the Transaction.

(a)(1)(i)

Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 2,214,111 Shares that are validly tendered by Shareholders by one minute past 11:59 p.m., Eastern Time on August 19, 2026, and not validly withdrawn as described in Item 4(a)(1)(vi).

(ii)

The purchase price of a Share (or portion thereof) tendered will be its net asset value as of July 31, 2026, or a later date determined by the Company if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that validly tenders Shares that are accepted for purchase will be sent a written notice (the “Acceptance Notice”) notifying the Shareholder that the Company has received and accepted its tender. Such Shareholder will receive cash in an amount equal to the value of the Shareholder’s Shares accepted for purchase by the Company determined as of the Valuation Date. The Form of the Acceptance Notice is attached hereto as Exhibit (a)(1)(iv) and incorporated herein by reference.

(iii)

The Offer is scheduled to expire at one minute past 11:59 p.m., Eastern Time, on August 19, 2026, unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)	Not applicable.
(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.
(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.
(vii)

Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. Note that certain Shareholders may be required to deliver their Letter of Transmittal to their financial adviser (instead of directly to the Company’s transfer agent, SS&C GIDS, Inc.). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
(x)	Reference is made to Section 2 “Offer to Purchase and Price” of the Offer to Purchase, which is incorporated herein by reference.
(xi)	Not applicable.
(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.
(a)(2)	Not applicable.
(b)

Any Shares to be purchased from any executive officer, Trustee or affiliate of the Company will be on the same terms and conditions as any other purchase of Shares. To the Company’s knowledge, none of the executive officers, Trustees, or affiliates of the Company intends to tender Shares in the Offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer’s Securities.

(a) - (d)	Not applicable.
(e)

The Board has the discretion to determine whether the Company will purchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Company purchase Shares from Shareholders quarterly. The Board may amend, suspend or terminate the share repurchase program if it deems such action to be in the Company’s best interest and the best interest of the Shareholders. As a result, Share repurchases may not be available each quarter, or at all. The Company is not aware of any agreement, arrangement, or understanding relating, directly or indirectly, to the Offer, whether or not legally enforceable, between: (i) the Company, the Adviser, the Company’s executive officers or Trustees or any person controlling the Company, the Adviser, the Company’s executive officers or the Board; and (ii) any other person, with respect to any securities of the Company (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes Of This Tender Offer and Plans or Proposals.

(a) - (b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.
(c)

Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a) - (d)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of June 30, 2026, the following persons own the number of Shares indicated in the below table.

Person	Shares	Percentage of the Company’s Outstanding Shares
Aaron Blanchette	20,809	*
Brian Stewart	86	*
Lucy Munro	86	*
Michael Dillard	21,137	*
David Brenner	—	*
Anne Motsenbocker	—	*
Amit Patel	2,000	*
David Brooks	43	*
Peter Simons	43	*
Avraham Dreyfuss	43	*

* Less than 1%.

Based on information available to the Company, none of the persons listed above intends to tender any of their Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)

Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. During the past 60 days, the Company has issued to the Adviser, Trustees and executive officers of the Company an aggregate of approximately 21,044 Shares, including the net impact of Shares issued pursuant to the Company’s distribution reinvestment plan, for net proceeds of approximately $507,771 from the Adviser, any Trustee or executive officer of the Company, or any person controlling the Company or the Adviser.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10. Financial Statements.

(a)

Not applicable. The consideration offered to security holders consists solely of cash. The Offer is not subject to any financing condition, and the Company is a public reporting company under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

(b)	Not applicable.

Item 11. Additional Information.

(a)(1)	None.
(2)	None.
(3)	Not applicable.
(4)	Not applicable.
(5)	None.
(c)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12. Exhibits.

Exhibit	Description
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Form of Notice from the Company to Shareholders in Connection with the Company’s Acceptance of Shares.
(a)(1)(v)	Form of Notice of Withdrawal of Tender.
(a)(2) - (4)	Not applicable.
(b)	None.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
EX-FILING FEES	Filing Fee Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 23, 2026

Fortress Private Lending Fund

By:	/s/ Avraham Dreyfuss
Name: Avraham Dreyfuss Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Form of Notice from the Company to Shareholders in Connection with the Company’s Acceptance of Shares.
(a)(1)(v)	Form of Notice of Withdrawal of Tender.
EX-FILING FEES	Filing Fee Table.